Exhibit 2.4

8 December 2004

(1) ROB WALKER

(2) DAVID BARROW

(3) COLIN BAKER

(4) ZUKKE SPIJKERS B.V.

(5)	THE PERSONS OR ENTITIES REPRESENTED BY COMMONWEALTH INVESTMENTS BV

(6)	CHORDIANT SOFTWARE INTERNATIONAL, INC.

SHARE PURCHASE AGREEMENT

KIRKLAND & ELLIS INTERNATIONAL LLP

Tower 42
25 Old Broad Street

London EC2N 1HQ

Telephone: +44 (0)20 7816 8700

www.kirkland.com

TABLE OF CONTENTS

1.INTERPRETATION	4
2.SALE AND PURCHASE OF THE SHARES	9
3.CONDITIONS PRECEDENT	12
4.COMPLETION	13
5.INITIAL CONSIDERATION	14
6.ADJUSTMENT TO INITIAL CONSIDERATION	14
7.INDEPENDENT ACCOUNTANTS	14
8.ESCROW ACCOUNT	15
9.LOANS AND GUARANTEES	16
10.WARRANTIES	17
11.INDEMNIFICATION	18
12.PROTECTIVE COVENANTS	19
13.SHARE REPURCHASE	21
14.CONFIDENTIALITY	21
15.DATA ROOM INFORMATION ESCROW	22
16.NOTICES	22
17.FURTHER ASSURANCES	24
18.ASSIGNMENTS	25
19.PAYMENTS	25
20.GENERAL	26
21.WHOLE AGREEMENT	27
22.GOVERNING LAW	27
SCHEDULE 1 THE SELLERS	31
SCHEDULE 2 THE COMPANY	33
SCHEDULE 3 DATA ROOM INDEX	34
SCHEDULE 4 PROPERTY	93
SCHEDULE 5 WARRANTIES	94
SCHEDULE 6 LIMITS ON WARRANTY CLAIMS	116
SCHEDULE 7 PRE-COMPLETION	120
SCHEDULE 8 COMPLETION	124
SCHEDULE 9 NET CASH BALANCE	128

THIS AGREEMENT is made on 8 December 2004

BETWEEN:

(1)	THE PERSONS AND ENTITIES whose names and addresses are set out in column (A) of Schedule 1, (each a “Seller” and together the “Sellers”);

(2)	CHORDIANT SOFTWARE INTERNATIONAL, INC, a Delaware corporation with a place of business at 20400 Stevens Creek Blvd, Cupertino, California 95014, United States of America (the “Purchaser”).

BACKGROUND:

(A)	The Sellers are together legally and beneficially entitled to sell all the issued share capital of KiQ Limited (the “Company”).

(B)	The Sellers wish to sell and the Purchaser wishes to purchase the entire issued share capital of the Company on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1. INTERPRETATION

1.1. In this Agreement:

“Accounts” means the audited balance sheets as at the Accounts Date and audited profit and loss accounts for the financial year from 1st July 2003 up to and including 30th June 2004 ended on that date of the Group Companies (including in the case of the Company the audited consolidated balance sheet as at that date and the audited consolidated profit and loss account for that period) and the notes and directors’ reports relating to them, a copy of each of which is in the Agreed Form;

“Accounts Date” means 30th June 2004;

“Agreed Form” means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Sellers’ Solicitors and the Purchaser’s Solicitors;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business;

“Cash Consideration” means that part of the consideration for the sale of the Shares provided in clause 5 (as adjusted by clause 6) as is or may be payable in cash;

“Chordiant” means Chordiant Software, Inc., a Delaware corporation with a place of business at 20400 Stevens Creek Blvd, Curpertino, California 95014;

“Commonwealth Investments” means Commonwealth Investments BV of Lange Voorhout 27, 2514 EB Den Haag, The Netherlands;

“Commonwealth Sellers” means the Sellers referred to in column (A) of Schedule 1 under numbers 1 up to and including 16 represented by their agent and Purchase Representative, Commonwealth Investments;

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement;

“Conditions” means the conditions precedent to the sale and purchase of the Shares set out in clause 3;

“Consideration” means the total consideration payable in respect of the Shares under this Agreement;

“Consideration Shares” means such number of restricted shares of common stock of Chordiant having an aggregate Issue Price of $9,500,000;

“Data Room Information” means the information made available to the Purchaser for the purpose of its due diligence investigation into the Company and its affairs and as set out in the data room index attached hereto as Schedule 3;

“Data Room Information Escrow” means the arrangements to be made by the Purchaser’s Solicitors and the Sellers’ Solicitors for the retention of the Data Room Information by the Data Room Information Escrow Agent, in the Agreed Form, such arrangement to be maintained and upheld in accordance with clause 15;

“Data Room Information Escrow Agent” means dhr. Voorneman located at A.J. Ernststraat 199, 1083 GV Amsterdam P.O. Box 75624, 1070 AP Amsterdam, The Netherlands;

“Deed of Adherence” means the deed of adherence, in the Agreed Form, to be entered into between the Purchaser and Evert Hassdijk;

“Deed of Trust and Cancellation” means the deed of trust and cancellation, in the Agreed Form, with respect to the cancellation of share options granted to certain employees and other parties under the Employee Share Option Scheme (or by any other means whatsoever);

“Disclosure Letter” means the letter of the same date as this Agreement from the Sellers to the Purchaser including its annexes and schedules (if any);

“Employment Agreements” means that agreement between Robert Walker and the Purchaser and that agreement between David Barrow and the Purchaser, in each case relating to the relevant Executive’s employment in relation to the business of the Group Companies, in the Agreed Form.

“Employee Share Option Schemes” means, together, the Early Joiner Scheme and The Netherlands Standard Scheme adopted by the Company for the grant of share options in the Company to employees, whether by written agreement or otherwise, and such definition shall include the grant of any share option to an employee whether expressly stated to be within the terms of either of the Employee Share Option Schemes or otherwise;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or any other security interest of any kind, including retention arrangements and any agreement to create any of the foregoing;

“Escrow” means the escrow arrangements set out in clause 8;

“Escrow Account” means the interest bearing deposit account in the name of the Purchaser’s Solicitors at Barclays Bank PLC, 54 Lombard Street, London sort code 20-30-19, IBAN number GB83 BARC 2077 676221711, and a safety deposit box in the name of the Purchaser’s Solicitors at Barclays Bank plc, 147 Holborn, London, or such other account or safety deposit box as the Seller and the Purchaser may from time to time designate for the purpose of holding any Escrow Sum, in any event maintained and governed in accordance with clause 8 and the Escrow Agreement;

“Escrow Agreement” means the escrow agreement, in the Agreed Form, between the Sellers, the Purchasers, the Purchaser’s Solicitors and the Sellers’ Solicitors with respect to the Escrow Sum;

“Escrow Sum” means the sum of $1,032,410 in cash together with $1,140,000 of Consideration Shares to be deposited in the Escrow Account pursuant to clause 5, or such principal sum as shall remain in the Escrow Account from time to time;

“Executives” means Rob Walker and David Barrow;

“Group Companies” means the Company and the Subsidiaries and “Group Company” means any of them;

“Independent Accountants” means such firm of chartered accountants as may be appointed under clause 7;

“Initial Consideration” means the consideration payable in respect of the Shares at Completion under clause 5;

“Insolvency Act” means the Insolvency Act 1986;

“Intellectual Property Rights” means rights in trade marks, rights in designs, patents, copyright (including copyright and any source code), moral rights, database rights, rights in know how and all other intellectual property rights in each case whether registered or unregistered, together with applications for the grant of any of these rights, and together also with all rights or forms of protection having equivalent or similar effect to any of the foregoing which may subsist anywhere in the world;

“Investment Agreement” means the agreement between (i) KiQ Limited; (ii) the Commonwealth Sellers; (iii) David Barrow; (iv) Colin Baker; (v) Zukke Spijkers BV; (vi) Imachination BV; (vii) Rob Walker; and (viii) Evert Haasdijk dated 24 May 2000;

“Issue Price” means the average of the closing prices of common stock of $2.182857 per value each in the capital of Chordiant as shown in the Wall Street Journal (or in any successor publication) on the twenty-one (21) dealing days up to and including the dealing day prior to the date of signature of this Agreement;

“Marketing Information” means all information relating to the marketing of any products or services, including customer names and lists, sales targets, sales statistics, market share statistics, marketing surveys and reports, marketing research and any advertising or other promotional materials;

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects of the Company and its Subsidiaries, taken as a whole, provided that no loss of contracts with KPN and KLM (where the Company has historically partnered), nor any loss of OEM agreements with Chordiant and/or E. Piphany shall be a material adverse change;

“Net Cash Balance” means the cash of the Company plus its accounts receivables less any accounts payable and accrued liabilities, and the calculation of the same shall include any amounts payable in selection to paragraph 2 (a) (ii) of Schedule 8;

“Property” means the leasehold property shortly described in the Schedule 4;

“Purchaser’s Accountants” means Deloitte & Touche LLP;

“Purchaser Group” means the Purchaser and all its subsidiary undertakings and parent undertakings (other than the Group Companies) from time to time;

“Purchaser Representative” has the meaning set forth in Rule 501(h) promulgated under the Securities Act;

“Purchaser’s Solicitors” means Kirkland & Ellis International LLP of Tower 42, 25 Old Broad Street, London EC2N 1HQ;

“Registration Rights Agreement” means the registration rights agreement between Chordiant, the Executives, Colin Baker, Zukke Spijkers B.V. Evert Haasdijk, and Commonwealth Investors as representatives of the other Sellers, in the Agreed Form;

“Regulation S” means Regulation S promulgated under the Securities Act;

“Release Account Escrow Agreement” means the escrow agreement, in the Agreed Form, with respect to the Release Account (as defined in the Share Repurchase Agreement), to be signed by the Executives, the Purchaser’s Solicitors and the Sellers’ Solicitors;

“Relevant Persons” means the meaning set forth in clause 12.1;

“Securities Act” means the Securities Act 1933, as amended;

“Seller” includes the estate and personal representatives of a Seller;

“Seller Benefit Obligations” means each benefit plan sponsored, maintained or contributed to (or, for the avoidance of doubt, which has been previously been sponsored, maintained or contributed to or, further, in respect of which there is an agreement or there are arrangements in place by which the Company would be obliged to sponsor, maintain or contribute to such a plan in future);

“Sellers’ Accountants” means Peters, Elworthy & Moore;

“Sellers’ Solicitors” means Norton Rose of Rembrandt Tower (24th floor), Amstelpein 1, 1096 4 HA Amsterdam, The Netherlands;

“Share Repurchase Agreement” means the agreement between Rob Walker, David Barrow and the Purchaser, in each case relating to the retention and/or repurchase of certain Consideration Shares and, in any event, in the Agreed Form;

“Shares” means all the ordinary shares of £0.01 each in the capital of the Company;

“Subsidiary” means a subsidiary for the purposes of the Companies Act 1985;

“Subsidiary undertaking” and “parent undertaking” have the meanings given in section 258 of the Companies Act 1985;

“Subsidiaries” means all the companies mentioned in Schedule 3 and “Subsidiary” means any of them;

“Tax Deed” means the tax deed in the Agreed Form;

“Taxes Act 1988” means the Income and Corporation Taxes Act 1988;

“TCGA 1992” means the Taxation of Chargeable Gains Act 1992;

“UK GAAP” means generally accepted accounting principles and practices in the United Kingdom;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” includes, without limitation, any natural person resident in the United States, any partnership or corporation organized or incorporated under the laws of the United States (other than certain branches of non-U.S. banks or insurance companies), any estate of which any executor or administrator is a U.S. person or any trust of which any trustee is a U.S. person, any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and any partnership or corporation if: (a) organized or incorporated under the laws of any foreign jurisdiction; and (b) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Section 501(a) of Regulation D promulgated under the Securities Act) who are not natural persons, estates or trusts;

“VATA 1994” means the Value Added Tax Act 1994;

“Warranties” means the representations and warranties on the part of the Sellers contained in the clause headed “Warranties”;

“Warranty Claim” means a claim by the Purchaser or any person deriving title from it for any breach or alleged breach of any of the Warranties; and

“Warranty Liability Amount” means $19,000,000.

1.2.	A person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 of the Taxes Act 1988.

1.3.	Where any statement is qualified by the expression “so far as the Sellers are aware” or “to the best of the Sellers’ knowledge, information and belief’ or any similar expression, that statement shall (i) refer to the actual knowledge of each respective Seller has and (ii) shall be deemed to include an additional statement that it has been made after reasonable enquiry.

1.4.	In this Agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a)	that enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before or after signature of this Agreement) lender that enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above.

1.5. In this Agreement:

(a)	words denoting persons shall include bodies corporate and unincorporated associations of persons;

(b)	references to an individual include his estate and personal representatives; and

(c)	subject to clause 17, references to a party to this Agreement include references to the successors or assigns (immediate or otherwise) of that party.

1.6.	In this Agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule to this Agreement. The schedules form part of this Agreement.

1.7. The headings in this Agreement do not affect its interpretation.

2. SALE AND PURCHASE OF THE SHARES

2.1.	Subject to the Conditions being satisfied or, where permitted, waived, each of the Sellers shall sell and the Purchaser shall purchase the Shares set opposite such Seller’s name in Schedule 1.

2.2.	The Shares shall be sold free from all Encumbrances and together with all rights attaching to them.

2.3.	The consideration for the sale of the Shares shall be determined in accordance with clause 5, as adjusted by clause 6.

2.4.	The Sellers acknowledge that the Purchaser is entering into this Agreement in reliance on the representations, warranties and undertakings on the part of the Sellers set out in this Agreement.

2.5. Each Seller:

(a)	covenants with the Purchaser that they have the right to sell and transfer to the Purchaser the full legal and beneficial interest in those Shares to be sold by them on the terms set out in this Agreement and to enter into and perform under this Agreement;

(b)	waives (and shall procure the waiver by their nominee(s) of) all rights of pre-emption which they (or such nominee(s)) may have (whether under the Company’s articles of association, statute or otherwise) in respect of the transfer to the Purchaser or its nominee(s) of the Shares or any of them;

(c)	represents to the Purchaser that they are qualified under applicable law to receive the Consideration Shares and that the receipt of the Consideration Shares, as contemplated under this Agreement, is exempt from the registration requirements of any applicable non-U.S. securities law; and

(d)	if it is a Commonwealth Seller, it has all the necessary powers and authority to grant Commonwealth Investments the authority to represent it for the purposes of this Agreement and any ancillary document.

2.6. Commonwealth Investments represents to the Purchaser that:

(a)	it is duly authorized and empowered to act as agent for the Commonwealth Sellers for all purposes required by this Agreement, including as a Purchaser Representative within the meaning of Rule 501(h) promulgated under the Securities Act for the Commonwealth Sellers;

(b)	it has power and authority to bind each of the Commonwealth Sellers and to perform all obligations (including selling the Shares and receiving the Consideration Shares) of the Commonwealth Sellers under this Agreement;

(c)	it is not a “U.S. person” as defined in Regulation S and is not receiving the Consideration Share for the account or benefit of any U.S. person;

(d)	it acknowledges that it understand that the offer and sale of the Consideration Shares is being made in an “Offshore Transaction” as defined in Regulation S, and Commonwealth Investments acknowledges that neither the Purchaser nor any affiliate, agent or person acting on behalf of the foregoing has made any directed selling efforts within the meaning of Regulation S, in the United States in connection with the offer or sale of the Consideration Shares;

(e)	it may receive and give notices required under this Agreement on behalf of the Commonwealth Sellers; and

(f)	it is authorized by each of the Commonwealth Sellers to discharge any liability of a Commonwealth Seller that may arise under this Agreement (including a Warranty Claim or an indemnity) and make any payment that be required to satisfy any liability of a Commonwealth Seller.

2.7. Each Seller represents and warrants to the Purchaser that:

(a)	either alone or with his Purchaser Representative, the Seller believes it has received all the information it considers necessary or appropriate for deciding whether to acquire the Consideration Shares;

(b)	the Seller alone or with his Purchaser Representative has had adequate opportunity to obtain from representatives of the Purchaser and Chordiant such information as is necessary to evaluate the merits and risks of the Seller’s investment in the Consideration Shares;

(c)	the Seller, either alone or with the Seller’s Purchaser Representative, has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the acquisition of the Consideration Shares to be issued to the Seller pursuant to the terms of this Agreement and to make an informed investment decision with respect to such investment;

(d)	the Seller is not, and at the time of the acquisition of the Consideration Shares will not be, a “U.S. person’’ as defined in Regulation S;

(e)	the Seller is not, and at the time of the acquisition of the Consideration Shares will not be, acquiring the Consideration Shares for the benefit of a “U.S. person’’ as defined in Regulation S;

(f)	the Seller will be the sole beneficial owner of the Consideration Shares issued to it pursuant to this Agreement, and the Seller has not pre-arranged any sale with any purchaser or purchasers in the United States; and

(g)	the Seller resides outside the United States as of the date of the execution of this Agreement and at the time of the acquisition of Consideration Shares as contemplated by the Agreement.

2.8.	Each Seller understands that the Consideration Shares to be acquired by it have not been registered under the Securities Act in reliance upon an exemption contained in Regulation S, and that the Purchaser are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Seller set forth herein to determine the applicability of such exemptions and the Seller’s suitability to acquire the Consideration Shares.

2.9.	Each Seller understands that the Consideration Shares cannot be offered for sale, sold or otherwise transferred unless pursuant to registration under the Securities Act or in accordance with the provisions of Regulation S or pursuant to another available exemption from registration under the Securities Act. Each Seller represents and warrants that it has no present intention to sell or otherwise transfer the Consideration Shares, except pursuant to a registration statement filed by Chordiant under the Securities Act or in accordance with the provisions of Regulation S or pursuant to another available exemption from registration under the Securities Act. Each Seller understands that Chordiant is required, under Rule 903 of Regulation S, to refuse to register the transfer of any of the Consideration Shares to be received by each Seller pursuant to this Agreement that are not transferred pursuant to a registration statement under the Securities Act, in compliance with Regulation S or otherwise pursuant to an available exemption from registration. Each Seller acknowledges that if the Consideration Shares cannot be sold pursuant to the provisions of Regulation S, the Consideration Shares will only be sold pursuant to another exemption under the Securities Act. Consequently, if the exemption is that of Rule 144, the Seller acknowledges that the Consideration Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of Rule 144 are met. Each Seller represents that it understands that under Rule 144, the Consideration Shares must be held for at least one (1) year after receipt from the Purchaser prior to resale (two (2) years in the absence of public current information about Chordiant) and that, under certain circumstances, the conditions for use of Rule 144 include among other things the availability of public current information about Chordiant, the sale being effected through a “broker’s transaction” or in a transaction directly with a “market maker” and that the number of shares being sold not exceed specified limitations.

2.10.	The Sellers shall be entitled to the Consideration in the same proportions shown in column (E) of Schedule 1 (the “Relevant Proportions”). The Relevant Proportions are subject, however, to the provisions of the Escrow and the Share Repurchase Agreement.

3. CONDITIONS PRECEDENT

3.1. Completion of the sale and purchase of the Shares is conditional on:

(a)	Rob Walker procuring the transfer at Completion of the Shares owned by M.M. Walker and J.Z. Walker (each owning thirty five (35) Shares) to the Purchaser, it being acknowledged by Rob Walker that the entire consideration (cash and Consideration Shares) for the Shares of M.M. Walker and J.Z. Walker will be paid by the Purchaser to Rob Walker only and that the Consideration Shares will be issued by the Purchaser only in the name of Rob Walker and that the Purchaser shall have no liability or obligation to M.M. Walker and J.Z.Walker;

(b)	the Purchaser procures Chordiant to issue on its behalf fully paid shares which will be used as the Consideration Shares by the Purchaser;

(c) the execution of the Registration Rights Agreement by all parties thereto;

(d)	the Purchaser being satisfied in its sole discretion on inspection and investigation as to:

(i)	the financial, contractual, taxation and trading position of the Group Companies;

(ii)	the title of the Group Companies to their respective assets (including the Intellectual Property Rights); and

(iii)	the results of its searches and the replies to its enquiries regarding the Property;

(e) there being no Material Adverse Change;

(f) there being no breach of any of the Warranties;

(g)	each of the Executives entering into their respective Share Repurchase Agreements;

(h) each of the Executives entering into their respective Employment Agreements;

(i)	the resignation or termination of Colin Baker from any office or employment in relation to any Group Company, together with each person executing a deed of release and waiver of claims in a form reasonably satisfactory to the Purchaser;

(j)	the receipt of evidence, in a form reasonably satisfactory to the Purchaser, that all employees of the Group Companies intend to enter into employment agreements with the Purchaser Group immediately following Completion;

(k)	the receipt of the Deeds of Trust and Cancellation, executed by each of the option holders under the Employee Share Option Schemes (or any option holder holding an option by any other means whatsoever) together with the receipt of evidence, in a form reasonably satisfactory to the Purchaser, that all costs and expenses (including any taxes) relating to the cancellation of such options have been paid; and

(l) Evert Haasdijk entering into the Deed of Adherence.

but the Purchaser may waive all or any of the Conditions above (either in whole or part) at any time by notice to the Sellers.

3.2.	Each of the parties shall use reasonable endeavours to procure (so far as it is so able to procure) that the Conditions are satisfied on or before Completion. If all of the Conditions are not fulfilled or waived on or before that date:

(a)	except for this subclause, clauses 14 to 21 and the provisions of clause 1, all the other clauses of this Agreement shall lapse and cease to have effect; but

(b)	the lapsing of those provisions shall not affect any accrued rights or liabilities of any party.

4. COMPLETION

4.1.	Completion shall take place at the offices of the Purchaser’s Solicitors at 9.30 a.m. on the third Business Day after the date on which all the Conditions are satisfied or, where permitted, waived by the Purchaser or at such other time and on such other date as the Sellers and the Purchaser may agree.

4.2.	Pending Completion (and whether or not the Conditions are satisfied or, where permitted, waived) the provisions of Schedule 8 shall apply.

4.3. At Completion:

(a)	the Sellers shall do or procure to be done those things set out in Part A of Schedule 8; and

(b)	the Purchaser shall do or procure to be done those things set out in Part B of Schedule 8.

4.4.	If for any reason either party does not do or procure to be done all those things set out in Part A of Schedule 8 or Part B of Schedule 8, as appropriate, or if all the Conditions have not been fulfilled (or, where permitted, waived by the Purchaser), in each such case by 7 January 2005, the other party (or in the case of the Conditions, the Purchaser only) may elect (in addition and without prejudice to all other rights or remedies available to it) to rescind this Agreement or to fix a new date for Completion. In particular, the Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with this Agreement.

5. INITIAL CONSIDERATION

The Initial Consideration for the sale of the Shares (subject to adjustment as provided in this Agreement) shall be:

(a)	the sum of $8,603,418.40 of which $1,032,410 shall be paid into the Escrow Account; and

(b)	the sum of $9,500,000 which shall be satisfied by the issue by the Purchaser to the Sellers at Completion of the Consideration Shares (rounded down in the case of fractions) provided that at Completion, such number of Consideration Shares which at the Issue Price have an aggregate value of (rounding down in the case of fractions) $1,140,000 shall be paid into the Escrow Account.

5.2.	The Consideration Shares will be issued at Completion credited as fully-paid but shall (to the extent applicable) be subject to the Escrow and the Share Repurchase Agreements, provided that no Consideration Share will rank for any dividend or other distribution declared, paid or made prior to Completion.

6. ADJUSTMENT TO INITIAL CONSIDERATION

6.1.	On the date of Completion (or such other date as the Seller and the Purchaser shall agree), if the Net Cash Balance is less than $0, the Initial Consideration shall be adjusted by deducting the amount by which the Net Cash Balance is less than $0.

7. INDEPENDENT ACCOUNTANTS

7.1.	If and whenever any item in dispute relating to the calculation of the Net Cash Balance falls to be referred, in accordance with the relevant provision of this Agreement, to Independent Accountants, it shall be referred to such firm of chartered accountants:

(a)	as the Sellers and the Purchaser may agree in writing within five (5) Business Days after expiry of the period allowed by the relevant provision of this Agreement for the Sellers and the Purchaser to reach Agreement over the relevant item in dispute; or

(b)	failing such Agreement, as shall be appointed for this purpose on the application of the Sellers or the Purchaser by the President of the Institute of Chartered Accountants in England and Wales.

7.2. The Independent Accountants shall act on the following basis:

(a) the Independent Accountants shall act as experts and not as arbitrators;

(b)	the item or items in dispute shall be notified to the Independent Accountants in writing by the Sellers and/or the Purchaser within ten (10) Business Days of the Independent Accountants’ appointment;

(c) their terms of reference shall be as set out in the relevant schedule;

(d)	the Independent Accountants shall decide the procedure to be followed in the determination;

(e)	the Sellers and the Purchaser shall each provide (and to the extent they are reasonably able shall procure that their respective accountants, and the Purchaser shall procure that the Group Companies, provide) the Independent Accountants promptly with all information which they reasonably require and the Independent Accountants shall be entitled (to the extent they consider it appropriate) to base their opinion on such information and on the accounting and other records of the Group Companies;

(f)	the determination of the Independent Accountants shall (in the absence of manifest error) be final and binding on the parties; and

(g)	the costs of the determination, including fees and expenses of the Independent Accountants shall be borne equally as between the Sellers on the one hand and the Purchaser on the other hand.

8. ESCROW ACCOUNT

8.1.	The Escrow Account shall be operated, and the Escrow Sum and interest accruing on it shall be applied, in accordance with this clause 8 and the Escrow Agreement.

8.2.	Any amount due to the Purchaser in respect of an adjustment to the Consideration, a Warranty Claim or otherwise under this Agreement, the Share Repurchase Agreement or under the Tax Deed shall, on becoming due, be paid to the Purchaser out of the Escrow Account to the extent of the Escrow Sum for which purpose in first instance the cash amount will be used.

8.3.	Subject to any amounts referred to in clause 8.2 being paid and, in the case of the Executives, subject to the provisions of the Share Repurchase Agreement, one third of the Escrow Sum (and for the avoidance of doubt, that shall mean one third of the Cash Consideration and one third of the Consideration Shares) (each such third being “Escrow Tranche”) shall be paid to the Sellers in their Relevant Proportions on each of the six month, one year and 18 month anniversaries of the date of Completion (each, a “Release Date”), provided that no payment shall be made on a Release Date if on such date a Warranty Claim or a claim under the Tax Deed (or in the case of the Executives, a claim under the Share Repurchase Agreement) is outstanding.

8.4. If such a claim is outstanding:

(a)	a sum equal to the Escrow Tranche otherwise due on such release date (or such lesser sum as equals the current value of the Warranty Claim) shall be retained in the Escrow Account; and

(b)	any sum so retained in the Escrow Account after the Release Date in respect of any such claim shall be released to the Seller or the Purchaser, as appropriate, as soon as practicable after that claim is settled.

8.5. For the purposes of this clause, a claim shall be regarded as settled if:

(a) the claim is withdrawn; or

(b) the Seller and the Purchaser so agree in writing; or

(c)	a competent court has awarded judgment in respect of the claim and, where relevant, the period for lodging an appeal has expired without an appeal having been lodged.

8.6.	Any interest which accrues on the Escrow Sum while in the Escrow Account shall follow the principal amount and shall be paid to the Sellers in the Relevant Proportions or the Purchaser (as the case may be) at the same time as payment of the corresponding principal.

8.7. Each of the Sellers and the Purchaser shall:

(a)	on Completion, give the Sellers’ Solicitors and the Purchaser’s Solicitors joint instructions regarding the operation of the Escrow Account in the Agreed Form; and

(b)	after Completion, promptly give or join in giving all such instructions as are necessary to procure the operation of the Escrow Account in accordance with the provisions of this clause.

8.8.	Nothing in this clause limits any rights or remedies available to the Purchaser to recover any amount due to it in respect of an adjustment to the Consideration, a Warranty Claim or otherwise under this Agreement, the Share Repurchase Agreement or under the Tax Deed. To the extent that the Escrow Sum is insufficient to satisfy in full any amount so due to the Purchaser, the excess shall be paid to the Purchaser by the Sellers.

9. LOANS AND GUARANTEES

9.1.	The Sellers shall procure that on or before Completion all indebtedness due from any Seller or any person connected with any Seller to any Group Company is satisfied in full without payment of interest.

9.2.	The Sellers shall procure that on Completion each Group Company is released from all guarantees and indemnities given by it other than a guarantee or indemnity in respect only of the liabilities of any Group Company.

10. WARRANTIES

10.1.	The Sellers severally (but not jointly) represent, warrant and undertake to the Purchaser that:

(a)	except as fairly disclosed to the Purchaser in the Disclosure Letter and/or the Data Room Information, each of the statements set out in Schedule 5 is and will at Completion be true and accurate;

(b)	all information contained or referred to in the Disclosure Letter is true, complete and accurate and fairly presented and nothing material has been omitted from the Disclosure Letter which renders any of that information incomplete or misleading; and

(c)	the Data Room Information is a true and complete reflection of the documents available with respect to the Company, its business and its obligations, and no material information has been omitted.

10.2.	Each of the Warranties set out in the several paragraphs of Schedule 5 is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited:

(a) by reference to any other paragraph of that schedule; or

(b)	by anything in this Agreement, the Share Repurchase Agreement or the Tax Deed.

10.3.	Except as expressly provided to the contrary in relation to matters fairly disclosed in the Disclosure Letter, none of the Warranties shall be treated as qualified by any actual or constructive knowledge on the part of the Purchaser or any of its agents.

10.4.	The Sellers shall notify the Purchaser, by way of a supplement to the Disclosure Letter, of any matter arising after the date of this Agreement and before Completion which constitutes (or which would constitute) a material breach of any of the Warranties when repeated at Completion and if it does so:

(a)	any such supplement given to the Purchaser before Completion shall be deemed to form part of the Disclosure Letter for the purposes of this Agreement; but

(b)	the Purchaser may elect not to complete the purchase of the Shares by giving notice to the Sellers. If the Purchaser so elects:

(i)	except for this subclause, clauses 14 to 22 and the provisions of clause 1, all the other clauses of this Agreement shall lapse and cease to have effect; and

(ii)	the lapsing of those provisions shall not effect any accrued rights or liabilities of any party.

10.5.	Each Seller agrees with the Purchaser, each Group Company and its employees to waive any rights or claims which they may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any Group Company or its employees in connection with the giving of the Warranties and the preparation of the Disclosure Letter. This subclause:

(a)	may with the prior written consent of the Purchaser be enforced by each Group Company and its employees against the Sellers under the Contracts (Rights of Third Parties) Act 1999; and

(b)	may be varied or terminated by Agreement between the Sellers and the Purchaser (which may also release or compromise any liability in whole or in part) without the consent of any Group Company or any such employee.

10.6.	Without prejudice to any other remedy available to the Purchaser or its ability to claim damages on any basis which is available to it by reason of any of the Warranties being breached or untrue or misleading, each Seller shall pro rata to their amount of Shares (and in the case of the Commonwealth Sellers, Commonwealth Investments shall use best efforts to cause each Commonwealth Sellers to, pro rata to the amount of Shares of each Commonwealth Sellers), at the direction of the Purchaser, pay to the Purchaser, the Group Company concerned or (in the case of liability to another person which has not been discharged) the person to whom the liability has been incurred, an amount equal to any deficiency or liability of the Group Company concerned which arises from any of the Warranties being untrue, misleading or breached and which would not have existed or arisen if the Warranty in question had not been untrue, misleading or breached, such liability to be first discharged by payment of the Escrow Amount.

10.7.	The liability of the Sellers in connection with the Warranties shall be subject to the limitations contained in, and to the other provisions of, Schedule 6 and any Warranty Claim shall be subject to the provisions of that Schedule.

10.8.	Any payment made by the Sellers in respect of a breach of the Warranties or under the Tax Deed shall, to the extent possible, be deemed to be a reduction in the Consideration.

10.9.	Without prejudice to any other rights or remedies available to it, the Purchaser may deduct from any amount payable by it under this Agreement any sum due to it under this Agreement (including in respect of any breach of the obligations, Warranties and undertakings on the part of the Sellers) or under the Tax Deed.

11. INDEMNIFICATION

11.1.	The Sellers shall indemnify and hold harmless the Purchaser and the Company against all losses or liabilities (including, without limitation any direct or indirect, consequential losses or loss of profit and loss of reputation, damages, claims, demands, proceedings, costs, expenses, penalties, legal and other professional fees and costs) which may be suffered or incurred by any of them and which arise directly or indirectly in connection with:

(a) the Employee Share Options;

(b) the Seller Benefit Obligations;

(c)	any failure to comply with the provisions of the Welfare and Pensions Act 1999; and

(d)	any claim by a third party against the Purchaser or the Company claiming any right of ownership or title as a result of the loss of any share certificate(s) for the Shares owned by a Seller or allowing a Seller to use a duplicate certificate(s) to transfer all or part of the Shares.

11.2.	For the avoidance of doubt, the liability of the Sellers under this clause 11 shall be unlimited.

11.3.	Clause 11 of this Agreement is without prejudice to any indemnification obligation of the Sellers under the Tax Deed or the Registration Rights Agreement.

12. PROTECTIVE COVENANTS

12.1.	Each of the Executives, Zukke Spijkers B.V., and Colin Baker (Zukke Spijkers B.V. and Colin Baker being together the “Relevant Persons”) covenants with the Purchaser, and each Group Company that they shall not:

(a)	for a period of thirty (30) months from Completion with regard to the Relevant Person, and for so long as they are employed by any member of the Purchaser Group (including the Group Companies) with regard to the Executives, be concerned in any business carrying on business which is competitive or likely to be competitive with any of the businesses carried on by a Group Company at Completion; or

(b)	for a period of thirty (30) months from Completion with regard to the Relevant Person, and for so long as they are employed by any member of the Purchaser Group (including the Group Companies) with regard to the Executives, and except on behalf of a Group Company canvass or solicit orders for goods (including software products) services of similar type to those being manufactured or dealt in or for services similar to those being provided by any Group Company at Completion from any person who is at Completion or has been at any time within the year prior to Completion a customer of a Group Company; or

(c)	for a period of thirty (30) months from Completion with regard to the Relevant Person, and for so long as they are employed by any member of the Purchaser Group (including the Group Companies) with regard to the Executives, induce or attempt to induce any supplier of a Group Company to cease to supply, or to restrict or vary the terms of supply, to that Group Company; or

(d)	for a period of thirty (30) months from Completion with regard to the Relevant Person, and for so long as they are employed by any member of the Purchaser Group (including the Group Companies) with regard to the Executives, induce or attempt to induce any director of a Group Company to leave the employment of that Group Company.

(e)	make use at any time of or (except as required by law or any competent regulatory body) disclose or divulge at any time to any third party any information of a secret or confidential nature relating to the business or affairs of any Group Company or its customers or suppliers except in the case of the Executives as required and permitted under their Employment Agreements; or

(f)	use or allow to be used (except by the Group Companies) any trade name or mark used by a Group Company at Completion or any other name or mark intended or likely to be confused with such a trade name.

12.2. For the purposes of this clause 12:

(a)	each of the Executives and the Relevant Persons are concerned in a business if they carry it on as principal or agent or if:

(i)	they are a partner, director, employee, secondee, consultant or agent in, of or to any person who carries on the business; or

(ii)	they have any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business; or

(iii)	they are a partner, director, employee, secondee, consultant or agent in, of or to any person who has a direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business;

disregarding any financial interest of a person in securities which are listed or traded on any generally recognised market if that person and any person connected with them (the “Investors”) are together interested in securities which amount to less than five per cent. of the issued securities of that class and which, in all circumstances, carry less than five per cent. of the voting rights (if any) attaching to the issued securities of that class, and provided that none of the Investors is involved in the management of the business of the issuer of the securities or of any person connected with it other than by the exercise of voting rights attaching to the securities;

(b) references to a Group Company include its successors in business; and

(c)	for the avoidance of doubt, the restrictions of this clause 12 apply to C.W. Baker Information Technology Services, David Barrow & Associates, and Imachination B.V.

12.3.	Each of the restrictions in each paragraph or subclause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid.

12.4.	If any of those restrictions is void but would be valid if some part of the restrictions were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

12.5.	The Sellers acknowledge that the above provisions of this clause are no more extensive than is reasonable to protect the Purchaser as the purchaser of the Shares.

12.6.	The covenants in this clause may be enforced with the prior written consent of the Purchaser by each Group Company against the Sellers under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause may be varied or terminated by Agreement between the Sellers and the Purchaser (which may also release or compromise any liability in whole or in part) without the consent of any Group Company.

13. SHARE REPURCHASE

13.1. The parties hereto agree to comply with the provisions of the Share Repurchase Agreement.

13.2.	It is agreed that the provisions of the Share Repurchase Agreement shall also apply to any other securities for the time being representing or derived from the Consideration Shares governed by the Share Repurchase Agreement (whether by way of consolidation, subdivision, capitalisation or rights issue or otherwise), other than any such securities as may be acquired for cash by way of rights or other issue.

14. CONFIDENTIALITY

14.1.	No party shall make or permit any person connected with them to make any announcement concerning this sale and purchase or any ancillary matter before, on or after Completion.

14.2. Each Seller shall:

(a)	keep confidential all information provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this Agreement which relates to any member of the Purchaser Group; and

(b)	if after Completion a Seller holds confidential information relating to any Group Company, it shall keep that information confidential and, to the extent reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining copies.

14.3.	Nothing in this clause prevents any announcement being made or any confidential information being disclosed:

(a)	with the written approval of the other parties, which in the case of any announcement shall not be unreasonably withheld or delayed; or

(b)	to the extent required by law or any competent regulatory body (including, for the avoidance of doubt, any “recognised investment exchange”, as such expression is defined in the UK Financial Services and Markets Act 2000 (as amended)), but a party required to disclose any confidential information shall promptly notify the other parties, where practicable and lawful to do so, before disclosure occurs and co-operate with the other parties regarding the timing and content of such disclosure or any action which the other parties may reasonably elect to take to challenge the validity of such requirement,

14.4. Nothing in this clause prevents disclosure of confidential information by any party:

(a)	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by any person; or

(b)	to that party’s professional advisers, auditors or bankers, but before any disclosure to any such person the relevant party shall procure that he is made aware of the terms of this clause and shall use its best endeavours to procure that such person adheres to those terms as if he were bound by the provisions of this clause.

15. DATA ROOM INFORMATION ESCROW

15.1.	Immediately upon Completion, the Purchaser’s Solicitors and the Sellers’ Solicitors agree that the Data Room Information shall be placed in the Data Room Information Escrow with the Data Room Information Escrow Agent.

15.2.	On Completion, the Purchaser’s Solicitors and the Sellers’ Solicitors shall enter into the Data Room Information Escrow.

15.3.	The Purchaser’s Solicitors and the Sellers’ Solicitors shall only be able to access the materials in the Data Room Information Escrow in accordance with the Data Room Information Escrow and the Data Room Information Escrow Agent shall keep the Data Room Information in accordance with the Data Room Information Escrow for a period of twelve (12) years following Completion, or such other longer period as may be required in the event of pending litigation between the Sellers (or some of them) and the Purchaser, unless agreed otherwise by the Purchaser’s Solicitors and the Sellers’ Solicitors.

16. NOTICES

16.1.	Any notice given in connection with this Agreement must be in English. Any other document provided in connection with this Agreement must be in English or accompanied by a certified English translation; in this case, the English translation prevails unless the document is a statutory or other official document.

16.2.	Any notice or other formal communication given under this Agreement or the Tax Deed must be in writing (which includes fax, but not email) and may be delivered or sent by post or fax to the party to be served at its/his address appearing in this Agreement as follows:

(b) to the Purchaser at:
Chordiant Software International, Inc.
20400 Stevens Creek Blvd
Cupertino
CA 95014
USA
Fax: +1 408 517 5013
marked for the attention of Tyler Wall,
Vice President and General Counsel
with a copy to (such copy not
(a) to the Commonwealth Sellers at:	being in service),
—	Pierre André Dubois
c/o Commonwealth Investments B.V.	Kirkland & Ellis International LLP
Lange Voorhout 27	Tower 42
2514 EB Den Haag	25 Old Broad Street
The Netherlands	London
Fax: +31(0) 70 31 22 445	EC2N 1HQ
marked for the attention of L.M.J.	United Kingdom
Derksen	Fax: +44 20 7816 8800
(d) to Zukke Spijkers B.V. at:
(c) to Rob Walker at:	Borneokade 329,
—	1019 XH Amsterdam
Nieuwendammermolenpad 17,	The Netherlands
1025 KW Amsterdam	marked for the attention of Evert
The Netherlands	Haasdijk
(e) to Colin Baker at:

c/o Gabb and Co. Bank Buildings	(f) to David Barrow at:
Crickhowell	—
Powys NP8 1AD	Easton Hall
United Kingdom	Great Easton
Fax: +44 1873 810 485	Essex CM6 2HD
Marked “Please forward to Colin	United Kingdom
Baker”	Fax: +44 1371 870 254

with, in the case of (a), (c), (d), (e) and (f), a copy to (such copy not being in service),

Ep W.J. Hannema
Norton Rose
Amstelplein 1,
Rembrandt Toren, 24th floor
1096 HA Amsterdam
Netherlands
Fax: +31 (0) 20 46 29 331

or at such other address or fax number as they may have notified to the other parties in accordance with this clause. Any notice or other document sent by post shall be sent by prepaid first class recorded delivery (if within the United Kingdom) or by prepaid airmail (if elsewhere).

16.3. Any notice or other formal communication shall he deemed to have been given:

(a) if delivered, at the time of delivery; or

(b)	if posted, at 10.00 a.m. on the second Business Day after it was put into the post; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. on any Business Day, and in any other case on the Business Day following the date of transmission.

16.4.	In proving service of a notice or other formal communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid first class recorded delivery post or by prepaid airmail, (as the case may be) or that the fax was properly addressed and transmitted, as the case may be.

17. FURTHER ASSURANCES

17.1.	On or after Completion, each Seller shall, at their own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Purchaser may from time to time reasonably require in order to transfer any of the Shares in the Purchaser or its assignee or as otherwise may be reasonably necessary to give full effect to this Agreement.

17.2.	In relation to each Group Company, the Sellers shall procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under the Companies Act 1985, its articles of association or any agreement or obligation affecting it to give effect to this Agreement.

17.3.	For so long after Completion as any Seller or any nominee remains the registered holder of any Share, they shall hold (and direct any nominee to hold) that Share and any distributions, property and rights deriving from it on trust for the Purchaser and shall deal with the Shares and any distributions, property and rights deriving from them as the Purchaser directs; in particular, each Seller shall exercise all voting rights as the Purchaser directs or shall execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company.

18. ASSIGNMENTS

18.1.	The Purchaser may assign the benefit of this Agreement and the Tax Deed to any member of the Purchaser Group and if it does so:

(a)	the assignee may enforce the obligations on the part of the Sellers (including the Warranties) under this Agreement and under the Tax Deed as if it had been named in this Agreement and in the Tax Deed as the Purchaser;

(b)	as between the Sellers and the Purchaser, the Sellers may nevertheless enforce this Agreement and the Tax Deed against the Purchaser as if that assignment had not occurred;

(c)	the assignment shall not in any way operate so as to increase or reduce the respective rights and obligations on the part of the Purchaser or its assignee on the one hand and the Sellers on the other hand; and

(d)	if the assignee ceases to be a member of the Purchaser Group, the Purchaser shall procure that the benefit of this Agreement and the Tax Deed is re-assigned to the Purchaser or another member of the Purchaser Group prior to it ceasing to be a member of the Purchaser Group.

18.2.	Except as permitted by this clause, none of the rights or obligations under this Agreement or the Tax Deed may be assigned or transferred without the prior consent of both the Sellers and the Purchaser.

19. PAYMENTS

19.1.	Unless otherwise expressly stated all payments to be made under this Agreement or the Tax Deed shall be made in US$ to the party to be paid as follows:

(a)	to the Sellers in immediately available funds to the account of the Sellers’ Solicitors at:

bank: The Royal Bank of Scotland plc
address: 62/63 Threadneedle Street, PO Box 412, London, EC2R 8LA

sort code:	15-00-00
account number:	NORO USDC
IBAN number:	GB41 RBOS 1663 0000 1637 95
Swift code:	RBOSGB2L

or such other account as the Sellers may specify; and

(b)	to the Purchaser by delivery to it in immediately available funds to the account of the Purchaser at:

bank:	Barclays Bank Plc
address:	54 Lombard Street, London EC3V 9EX, United Kingdom
sort code:	20-30-19
account number:	IBAN GB87 BARC 2077 6756759722
swift code:	BARCGB22

or such other account as the Sellers may specify.

19.2.	If a party defaults in the payment when due of any sum payable under this Agreement or under the Tax Deed, it shall pay interest on that sum from the date on which payment is due until the date of actual payment (after as well as before judgment) at an annual rate of four per cent (4%) above the base rate from time to time of Barclays Bank plc, which interest shall accrue from day to day and be compounded monthly.

19.3.	If any Seller is required by law to make a deduction or withholding in respect of any sum payable under this Agreement, they shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the Purchaser such additional amount as shall be required to ensure that the net amount received by the Purchaser will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

20. GENERAL

20.1.	The receipt by the Sellers’ Solicitors of any sum or document to be paid or delivered to a Seller will discharge the Purchaser’s obligation to pay or deliver it to that Seller.

20.2.	Each of the obligations and undertakings set out in this Agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion and will not be affected by the waiver of any Condition or any notice given by the Purchaser in respect of any Condition.

20.3.	The Sellers agree to appoint a “Sellers’ Agent” immediately following Completion on such terms as would permit to the fullest extent reasonably possible such person to give any consents or waivers on behalf of all of the Sellers.

20.4.	Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this Agreement.

20.5.	This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. The parties may exchange their respective counterparts by telecopier.

20.6. The rights of each party under this Agreement:

(a) may be exercised as often as necessary;

(b) are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

20.7.	Except as expressly stated in this Agreement, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

20.8.	Each Seller hereby represents, warrants and undertakes that he has no right of claim of whatsoever nature against the Company or any of its present or former officers, employees or members. To the extent that any such claim exists or may exist, each Seller hereby irrevocably waives such claim, releases each such person from any liability whatsoever in respect of such claim and fully indemnifies and holds harmless each such person and the Purchaser against any loss, liability or cost incurred in connection with the same.

21. WHOLE AGREEMENT

21.1.	This Agreement, together with the Share Repurchase Agreement, the Tax Deed, the Registration Rights Agreement, the Disclosure Letter, the Data Room Escrow, the Escrow Agreement, and the Release Account Escrow Agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes all previous agreements between the parties relating to these transactions. The parties hereby irrevocably terminate the term sheet entered into by them in October 2004 and the non-disclosure agreement dated 1 October 2004. For the avoidance of doubt, the Investment Agreement is irrevocably terminated by the Sellers.

21.2.	Each party acknowledges that in agreeing to enter into this Agreement they have not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement made by or on behalf of any other party before the signature of this Agreement. Each party waives all rights and remedies which, but for this subclause, might otherwise be available to them in respect of any such representation, warranty, collateral contract or other assurance.

21.3. Nothing in the preceeding subclause limits or excludes any liability for fraud.

22. GOVERNING LAW

22.1. This Agreement is governed by and shall be construed in accordance with English law.

22.2.	Each Seller submits to the non-exclusive jurisdiction of the English courts for all purposes relating to this Agreement and irrevocably appoints the Sellers’ Solicitors as their agent for service of process.

[Signatures appear on next page]

AS WITNESS this Agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this Agreement.

SIGNED by CHORDIANT SOFTWARE		)/s/ Donald J. Morrison

INTERNATIONAL, INC.	)	Name: Donald J. Morrison
	)	Title: President
)
	)	/s/ Tyler Wall

	)	Name: Tyler Wall
	)	Title: Vice President and General Counsel
SIGNED by ROB WALKER	)	/s/ Rob Walker

)
/s/ Berrin Engün______________________		)

Witness	)
SIGNED by DAVID BARROW	)	/s/ David Barrow

)
/s/ Berrin Engün______________________		)

Witness	)
SIGNED by COLIN BAKER	)	/s/ Colin Baker

)
/s/ Berrin Engün______________________		))

Witness	)
SIGNED by ZUKKE SPIJKERS B.V.	)	/s/ Evert Haasdjik

	)	Name: Evert Haasdjik
	)	Title: Director
)
)
)
)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of L.D. DE BIÈVRE	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of L.M.J. DERKSEN	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of THEO DIETZ	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of A.C.R. DREESMANN	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of M.M.M. DREESMANN	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of HARLEKIN	)	Title: Director
DEVELOPMENT LIMITED	)
(also acting as its Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of C.M.G. HUYSKENS-VAN	)	Title: Director
DOORNE	)
(also acting as her Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of L.W.J. MELCHIOR	)	Title: Director
(also acting as his Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of TRUSTEES OF THE	)	Title: Director
ACQUAVITE SETTLEMENT	)
(also acting as its Purchaser Representative)		)
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of TRUSTEES OF THE	)	Title: Director
SUNSET SETTLEMENT	)
(also acting as its Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of M.G.C. VAN DOORNE	)	Title: Director
(also acting as her Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of P.H.C.J. VAN DOORNE	)	Title: Director
(also acting as his Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of M.M.P.C. VAN DOORNE	)	Title: Director
(also acting as his Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of P.C.W.W. DREESMAN	)	Title: Director
(also acting as his Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of B.J.P. VAN VEGGEL	)	Title: Director
(also acting as his Purchaser Representative))
SIGNED by COMMONWEALTH	)	/s/ L.M.J. Derksen

INVESTMENTS B.V.	)	Name: L.M.J. Derksen
on behalf of T.J.P. VAN VEGGEL	)	Title: Director
(also acting as his Purchaser Representative))

SCHEDULE 1

THE SELLERS

(A)	(B )	(C )	(D )	(E	)

		Number of
		Consideration	Cash Consideration
		Shares	($ )
		(based on the	(based on the
Name and address	Number of	Initial	Initial	Relevant Proportions
of Seller	Shares	Consideration)	Consideration)	(	%)
Rob Walker (including shares transferred from M.H. Walker and J.Z. Walker)	228	521,976	574,768.09	11.994

David Barrow	630	1,442,303	3,168,013.10	33.140

Colin Baker	280	641,023	1,407,502.96	14.729

Zukke Spijkers B.V.	127	290,750	574,768.09	6.681

Commonwealth Sellers:

1. L.D. de Bièvre	7	16,025	31,680.13	0.368

2. L.M.J. Derksen	33	75,549	149,349.19	1.736

3. Theo Dietz	95	217,490	429,944.63	4.997

4. A.C.R. Dreesman	32	73,259	144,823.46	1.683

5. P.C.W.W. Dreesman	32	73,259	144,823.46	1.683

6. M.M.M. Dreesman	97	222,068	438,996.10	5.103

7. Harlekin Development Limited	95	217,490	429,944.63	4.997

8. Mrs C.M.G. Huyskens-van Doorne	6	13,736	27,154.40	0.316

9. L.W.J. Melchior	27	61,813	122,194.79	1.420

10. Trustees of the Aquavite Settlement	95	217,490	429,944.63	4.997

11. Trustees of the Sunset Settlement	35	80,127	158,400.66	1.841

12. Mrs M.G.C. van Doorne	6	13,736	27,154.4	0.316

13. P.H.C.J. van Doorne	6	13,736	27,154.4	0.316

14. M.M.P.C. van Doorne	6	13,736	27,154.4	0.316

15. B.J.P. Van Veggel	32	73,259	144,823.46	1.683

16. T.J.P. Van Veggel	32	73,259	144,823.46	1.683

SCHEDULE 2

This Schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This Schedule consists of information regarding KiQ Limited, such as registered office, directors, and officers.

SCHEDULE 3

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This schedule consists of the data room index.

SCHEDULE 4

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This schedule consists of a description of real property.

SCHEDULE 5

WARRANTIES

1. General

2. Accounts and Financial

3. Commercial

4. Taxation

5. Property

6. Employees

1. GENERAL

1.1 Accuracy of recitals and schedules

The particulars relating to the Group Companies and the Properties set out in the recitals and the schedules to this Agreement are true and accurate.

1.2 Memorandum and articles of association, statutory books and returns

(a)	The copy of the memorandum and articles of association of each Group Company which have been given to the Purchaser’s Solicitors are accurate and complete and have annexed or incorporated copies of all resolutions or Agreements required by the Companies Act 1985 or other applicable laws to be so annexed or incorporated.

(b)	The register of members and other statutory books and registers of each Group Company have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

(c)	All returns and particulars, resolutions and other documents which a Group Company is required by law to file with or deliver to the Registrar of Companies or his equivalent have been correctly made up and duly filed or delivered.

1.3 Ownership of the Shares

(a)	The Shares constitute the whole of the issued and allotted share capital of the Company.

(b)	No person is entitled or has claimed to be entitled to require any Group Company to issue any share or loan capital either now or at any future date whether contingently or not.

(c)	Once the options under Employee Share Option Schemes are terminated before Completion, there is no option, right of pre-emption, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any of the Shares or any shares in the capital of a Subsidiary nor is there any commitment to give or create any of the foregoing, and no person has claimed to be entitled to any of the foregoing.

1.4 Subsidiaries, associations and branches

No Group Company:

(a)	holds or beneficially owns or has agreed to acquire any securities of any other corporation (whether incorporated in the United Kingdom or elsewhere), other than shares of a Subsidiary; or

(b)	is or has agreed to become a member of any partnership (whether incorporated or unincorporated) or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(c)	other than the branch registered with the Trade register at the Amsterdam Chamber of Commerce has outside the United Kingdom any branch or any permanent establishment (as that expression is defined in the respective Double Taxation Relief Orders current at the date of this Agreement).

1.5 Ownership of assets

(a)	At the Accounts Date, all the assets included in the Accounts were owned by the relevant Group Company and particulars of all fixed assets acquired or agreed to be acquired by any Group Company since the Accounts Date are set out in the Disclosure Letter.

(b)	Except for software licenses granted in the ordinary course of trading, no Group Company has since the Accounts Date disposed of any of the assets included in the Accounts or any assets acquired or agreed to be acquired since the Accounts Date.

(c)	None of the property, assets, undertaking, goodwill or uncalled capital of any Group Company (other than the Properties) is subject to any Encumbrance.

1.6 Vulnerable prior transactions

(a)	In this paragraph headed 1.6, “Group Company” includes any company or corporation or partnership capable of being made subject to an order for its compulsory liquidation by the English courts.

(b)	No Group Company has at any relevant time been party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by any Group Company is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the law of any relevant jurisdiction or country. The following subparagraphs are without prejudice to the generality of this subparagraph.

(c) Except as otherwise expressly provided, in the following subparagraphs:

(i)	“transaction at an undervalue”, in relation to a company, has the meaning given in section 238(4) of the Insolvency Act and, in relation to an individual, has the meaning given in section 339(3) of the Insolvency Act;

(ii)	“insolvent”, in relation to an individual, has the meaning given in section 341(3) of the Insolvency Act;

(iii)	“unable to pay its debts” means the circumstance in which, by virtue of the definitions contained in section 123 of the Insolvency Act, a company is deemed unable to pay its debts;

(iv)	“preference”, in relation to a company, has the meaning given in section 239 of the Insolvency Act and, in relation to an individual, has the meaning given in section 340 of that Act;

(v)	“connected” with a company has the meaning given in section 249 of the Insolvency Act; and

(vi)	“associate” has the meaning given in section 435 of the Insolvency Act.

(d)	No transaction at an undervalue (a) relating to any of the Shares or shares in any of the Subsidiaries, or (b) to which any Group Company has been a party, has been effected during the following periods ending on the date of this Agreement:

(i)	in the case of a transaction to which an individual is a party, within a period of five years; and

(ii)	in the case of a transaction to which no party is an individual, within a period of two years.

(e)	In relation to any transaction at an undervalue involving an individual and entered into within two years ending on the date of this Agreement, that transaction has been disclosed and that individual was not then insolvent and did not become insolvent in consequence of the transaction.

(f)	In relation to any transaction at an undervalue not involving an individual, that transaction has been disclosed and each Group Company was not at the date of the transaction unable to pay its debts and did not become so unable in consequence of the transaction.

(g)	No preference has been given in respect of any of the Shares or shares in any of the Subsidiaries or to or by any Group Company during the following periods ending on the date of this Agreement:

(i)	in the case of a preference between (in a case involving a company) connected persons or in the case of individuals who are associates within a period of two years; and

(ii)	in the case of persons not so connected or not associates within a period of six months.

(h)	In relation to any preference in respect of any of the Shares or shares in any of the Subsidiaries or to which any Group Company has been a party, that preference has been disclosed and:

(i)	in the case of an individual the individual was not at the time the preference was given insolvent and did not become insolvent in consequence of the preference; and

(ii)	as regards a company, the company was not unable to pay its debts at the time of the giving of the preference and did not become so unable as a result of the giving of the preference.

(i)	In the following subparagraphs, “transaction at an undervalue” shall have the meaning given in section 423 of the Insolvency Act.

(j)	No transaction at an undervalue relating (a) to any of the Shares or shares in any of the Subsidiaries or (b) to which any Group Company has been a party has at any time been effected prior to the date of this Agreement.

(k)	In relation to any transaction at an undervalue relating (a) to any of the Shares or shares in any of the Subsidiaries or (b) to which any Group Company has been a party, that transaction has been disclosed and the person entering into the transaction (the “Donor”) was not entering into it for the purpose of putting assets beyond the reach of a person who was making or might at some time make a claim against the Donor or of otherwise prejudicing the interest of such a person in relation to the claim which he was making or might make.

1.7 Compliance with statutes

No Group Company, nor any of its officers, agents or employees (during the course of their duties), has done or omitted to do anything which is a contravention of any statute, order, regulation or the like giving rise to any fine, penalty or other liability or sanction on the part of that Group Company.

1.8 Licences and consents

To the best of Sellers’ knowledge, Each Group Company has all licences (including statutory licences) and consents necessary to own and operate its assets and to carry on its business as it does at present and none of the Sellers is aware of anything that might result in the revocation, suspension or modification of any of those licences or consents or that might prejudice their renewal.

1.9 Insider contracts

(a)	Other than in relation to the consultancy services provided by David Barrow, Rob Walker, Colin Baker and Evert Haasdijk, no Group Company is a party to any contract or arrangement in which any of the Sellers or any person connected with any of the Sellers is interested, directly or indirectly, nor has there been any such contract or arrangement at any time during the six years up to the date of this Agreement.

(b)	No Group Company is a party to, nor have its profits or financial position during the five financial periods ended on the Accounts Date been affected by, any contract or arrangement which is not of an entirely arm’s length nature.

(c)	Except as noted in paragraph 1.9(c) above, none of the Sellers nor any person connected with any Seller is a party to any outstanding Agreement or arrangement for the provision of finance, goods, services or other facilities to or by any Group Company or in any way relating to any Group Company or its affairs.

1.10 Litigation

(a)	No Group Company is engaged in any litigation or arbitration proceedings except as claimant for collection of debts not exceeding an aggregate of $5,000 in the case of all sums being collected by all the Group Companies or a sum not exceeding $ 5,000 in the case of any one debt due to any one of the Group Companies and there are no such proceedings pending or threatened by any Group Company.

(b)	So far as the Sellers are aware, there are no circumstances which are likely to give rise to any litigation or arbitration proceedings by or against any Group Company.

(c)	No Group Company is the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body nor, so far as the Sellers are aware, are there any circumstances which are likely to give rise to any such investigation, inquiry, proceedings or process.

1.11 Insolvency

(a)	No receiver or administrative receiver has been appointed in respect of any Group Company or in respect of the whole or any part of the assets or undertaking of any Group Company.

(b)	No administration order has been made and no petition has been presented for such an order in respect of any Group Company

(c)	No meeting has been convened at which a resolution is to be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding up of any Group Company.

(d)	No Group Company has stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction.

(e)	No unsatisfied judgment, order or award is outstanding against any Group Company, no written demand under section 123(1)(a) of the Insolvency Act has been made against any Group Company and no distress or execution has been levied on, or other process commenced against, any asset of any Group Company.

(f)	No voluntary arrangement has been proposed or implemented under section 1 of the Insolvency Act in respect of any Group Company nor any scheme of arrangement proposed or implemented under section 425 of the Companies Act 1985, nor any scheme for the benefit of creditors generally proposed or implemented, whether or not under the protection of the court and whether or not involving a reorganisation or rescheduling of debt.

(g)	No circumstances have arisen which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in the subparagraphs above in any relevant jurisdiction.

1.12 Capacity and consequences of sale

(a)	Each Seller (or as the case may be, each applicable Seller) has the requisite power and authority to enter into and perform this Agreement, the Registration Rights Agreement, the Share Retention Agreement and the Tax Deed.

(b)	This Agreement (together with the Registration Rights Agreement and the Share Retention Agreement) constitutes and the Tax Deed will, when executed, constitute binding obligations on each Seller (or the applicable Seller, as the case may be) in accordance with their respective terms.

(c) Compliance with the terms of this Agreement does not and will not:

(i) conflict with or constitute a default under:

1)	any provision of any agreement or instrument to which any Seller or any Group Company is a party; or

2)	the memorandum or articles of association (or equivalent documents) of any Group Company or any Seller; or

3)	any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which any Seller or any Group Company is bound; or

(ii)	relieve any other party to a contract with any Group Company of its obligations or enable that party to vary or terminate its rights or obligations under that contract; or

(iii)	result in the creation or imposition of any lien, charge or encumbrance of any nature on any of the property or assets of any Group Company.

2. ACCOUNTS AND FINANCIAL

2.1 Accuracy of Accounts

The Accounts:

(i)	have been prepared under the historic cost convention (as modified for the revaluation of land and buildings) and in accordance with UK GAAP, the Companies Act 1985 and other applicable statutes and regulations;

(ii)	correctly state the assets of the Group Companies and give a true and fair view of the state of affairs of the Group Companies as at the Accounts Date and of the profit or loss of the Group Companies for the period ended on the Accounts Date or (as the case may be) in respect of the periods for which they were prepared;

(iii)	contain either provisions adequate to cover, or full particulars in notes, of all taxation (including deferred taxation) and other liabilities (whether quantified, contingent or otherwise) of the Group Companies as at the Accounts Date; and

(iv) are not affected by any unusual or non-recurring items.

2.2 Valuation of stocks and fixed assets

(a)	The Accounts have been prepared on a basis consistent with the basis employed in the Group Companies’ accounts for each of the three preceding financial periods and in particular:

(i)	the basis of valuation for stocks and work in progress has remained the same in respect of the commencement and end of each of the accounting periods of each of the Group Companies during the period of three years ended on the Accounts Date or since the date of its incorporation (whichever period is the shorter); and

(ii)	the rate of depreciation applied in respect of each fixed asset has been consistently applied over previous accounting periods of the Group Companies and is adequate to write down the value of such fixed asset to its net realisable value as at the end of its useful working life.

(b) In the Accounts:

(i)	adequate provision has been made for redundant, obsolete, unsaleable, deteriorated or slow moving stocks; and

(ii)	the value attributed to each fixed asset of the Group Companies does not exceed its current market value as at the Accounts Date.

2.3 Book debts

(a)	None of the Sellers has any reason to believe that the debts included in the Accounts have been realised or will be realised, in the ordinary course of collection, their nominal amounts plus any accrued interest less any provisions for bad and doubtful debts included in the Accounts.

(b)	None of the Sellers has any reason to believe that any debt or amount receivable owing to a Group Company at the date of this Agreement (other than the debts included in the Accounts) will not in the ordinary course of collection realise its nominal amount plus any accrued interest (if applicable).

2.4 Books and records

All accounts, books, ledgers, and other financial records of each Group Company:

(a)	have been properly maintained and contain accurate records of all matters required to be entered in them by the Companies Act 1985; and

(b) give a true and fair view of the matters which ought to appear in them.

2.5 Management accounts

The unaudited management accounts of the Group Companies for the period of three (3) months ended 30 September 2004 (a copy of which has been initialled for the purpose of identification by the Sellers’ Solicitors and the Purchaser’s Solicitors) have been prepared on bases consistent with those employed in preparing the Accounts and give a true and fair view of the income and expenditure of the Group Companies for that period, but may differ in some respects because not all the same principles (including currency exchange rates) have been used.

2.6 Position since Accounts Date

Since the Accounts Date:

(a) each Group Company has conducted its business in a normal and proper manner;

(b)	no Group Company has entered into any unusual contract or commitment or otherwise departed from its normal course of trading;

(c)	there has been no deterioration in the turnover, the financial or trading position or the prospects of any Group Company; and

(d)	each Group Company has not received any claim from creditors regarding default in payments other than as disclosed in the Disclosure Letter and/or the Data Rom Information. As of Completion, all such claims have been satisfied or settled.

2.7 Capital commitments

Except as disclosed in the Accounts, no Group Company had any commitments on capital account outstanding at the Accounts Date and since the Accounts Date no Group Company has entered into nor agreed to enter into any capital commitments exceeding an aggregate of $10,000 in the case of all such commitments of all Group Companies or $10,000 in the case of any one Group Company.

2.8 Dividends and distributions

(a)	No dividend or other distribution of profits or assets (other than as provided for in this Agreement), including without limitation any distribution within the meaning of Part VI and section 418 of the Taxes Act 1988, has been or agreed to be declared, made or paid by any Group Company since the Accounts Date.

(b)	All dividends or other distributions of profits or assets declared, made or paid since the date of incorporation of each Group Company have been declared, made and paid in accordance with law and its articles of association (or equivalent documents).

2.9 Bank borrowings, loan capital and guarantees

The total amount borrowed by each Group Company from its bankers does not exceed its overdraft facilities as set out in the Disclosure Letter. No Group Company has outstanding any loan capital or any money borrowed or raised (other than under any such overdraft facilities), including money raised by acceptances or debt factoring, or any liability (whether present or future) in respect of any guarantee or indemnity.

2.10 Continuation of facilities

In relation to any Agreement, trust deed, instrument or arrangement under which amounts disclosed under the paragraph headed “Bank borrowings, loan capital and guarantees” are outstanding:

(a)	the Sellers have supplied to the Purchaser full details of it and true and correct copies of all documents relating to it;

(b)	there has not been any contravention of or non-compliance with any of its terms;

(c) no steps for the enforcement of any Encumbrance have been taken or threatened;

(d) there has not been any alteration in its terms and conditions;

(e)	so far as the Sellers are aware, none of the Sellers nor any Group Company has done anything which might affect or prejudice its continuation;

(f)	it is not dependent on the guarantee of, or on any security provided by, a third party; and

(g) it is not terminable by reason of the sale of the Shares.

2.11 Government grants

No Group Company is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

2.12 Loans

(a)	No Group Company has lent any money which has not been repaid to it or owns the benefit of any debt (whether present or future) other than debts accrued to it in the ordinary course of its business.

(b) There are no loans between any of the Sellers.

2.13 Bank accounts

The statement of the Group Companies’ bank accounts and of the credit or debit balances on them as at a date not more than seven days before the date of this Agreement attached to the Disclosure Letter is correct, no Group Company has any other bank or deposit account (whether in credit or overdrawn) not included in the statement and since the date of that statement there has not been any payment out of any of the accounts except for routine payments and the balance on the accounts is not substantially different from the balances shown on the statement.

2.14 Political/Charitable donations

No Group Company has incurred any political expenditure or made any political or charitable donation in the current or preceding financial year or is under any commitment to do so in the future.

3. COMMERCIAL

3.1 Suppliers and customers

To the best of the knowledge, information and belief of the Sellers:

(a)	no supplier of any Group Company has ceased or will cease supplying it or has reduced or will reduce its supplies to any Group Company; and

(b)	no customer of any Group Company has terminated or will terminate any contract with it or withdraw or reduce its custom with it,

after Completion or as a result of the proposed acquisition of the Group Companies by the Purchaser.

3.2 Trading contracts and outstanding offers

(a)	To the best of Sellers’ knowledge, each Group Company has observed and performed all the material terms and conditions on its part to be observed and performed under its trading contracts.

(b)	No Group Company will be required after the date of this Agreement to undertake any work or supply any goods or services, except on normal commercial terms of a written contract entered into on or before the date of this Agreement.

(c)	No offer, tender or the like which is capable of being converted into an obligation of any Group Company by an acceptance or other act of some other person is outstanding, except in the ordinary course of its business.

3.3 Defective products

(a)	No Group Company has accepted any obligation to service, repair, maintain, take back or otherwise do anything in respect of any software product sold or service performed by it, other than under the terms and conditions of the maintenance and service agreements disclosed in the Data Room Information.

(b)	To the best of Sellers’ knowledge, there are no errors of a material nature in the software products of each Group Company which do not fall within the limitations or terms of the applicable end user licence agreements and distribution agreements for such products.

3.4 Material contracts

No Group Company is a party to any contract, arrangement or obligation which:

(a) is not in the ordinary course of its business; or

(b) is of an onerous nature; or

(c)	requires disclosure to any party of the source code of any product of a Group Company, other than as part of a standard escrow agreement.

3.5 Agencies, etc.

No Group Company is a party to:

(a)	any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement; or

(b)	any agreement or arrangement which restricts its freedom to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit.

3.6 Secret or confidential information or property

(a)	Neither any Group Company nor its predecessor in business has at any time (save in the normal and proper course of a Group Company’s day to day business and subject to an obligation of confidentiality or to a Group Company’s professional advisers) disclosed to any person other than the Purchaser or the Purchaser’s professional advisers:

(i)	any of the secret or confidential information or property of any Group Company, including (without limitation) financial information, technical information, plans, statistics, documents, files, source code, client lists, marketing information, pricing information, records and papers; or

(ii)	any other information relating to any Group Company’s business or affairs the disclosure of which might or could cause loss or damage to or adversely affect any Group Company; or

(iii)	any secret or confidential information relating to any Group Company’s customers, clients, employees and agents or to any other person who has or has had any dealings with it.

(b)	No Group Company is now or has been a party to any Agreement, arrangement or policy as to confidentiality of information which is void or unenforceable (whether in whole or in part).

3.7 Intellectual Property Rights

(a)	To the best of Sellers’ knowledge, no activities of any Group Company (or of any licensee under any licence granted by a Group Company) infringe or are likely to infringe any Intellectual Property Rights of any third party. No claim has been made against any Group Company or any such licensee in respect of such infringement.

(b)	Details of all registered Intellectual Property Rights (including applications to register the same) have been disclosed in Due Diligence Information. The relevant Group Company shown in the Due Diligence Information in connection with such registered Intellectual Property Rights as the owner of an Intellectual Property Right is the sole legal and beneficial owner of or applicant for such Intellectual Property Right and all such Intellectual Property Rights are owned solely by one of the Group Companies free of any Encumbrances.

(c)	The Group Companies own all Intellectual Property Rights relating to the OMEGA software.

(d)	All licence and other agreements relating to Intellectual Property Rights to which any Group Company is a party (whether as licensor or licensee) or which relate to any Intellectual Property Rights owned by any Group Company have been disclosed in the Due Diligence Information. No Group Company is in breach of any such Agreement and so far as the Sellers are aware, no third party is in breach of any such Agreement.

(e)	All the Intellectual Property Rights described in subparagraph 3.8(a) above and all agreements disclosed in relation to subparagraph 3.8(c) above are valid and subsisting and nothing has been done or omitted to be done by any Group Company, and the Sellers are unaware of any act or omission of any third party, which would jeopardise the validity or subsistence of any of such Intellectual Property Rights or such agreements.

(f)	Each Group Company owns all Intellectual Property Rights it requires to carry on its business as such business has been carried on during the year prior to the date of this Agreement and such rights and that Group Company’s ability to use such rights will not be affected by the acquisition of the Group Companies by the Purchaser.

(g)	None of the Sellers are aware of any unauthorised use by any person of any Intellectual Property Rights or confidential information of any Group Company.

(h)	All Intellectual Property Rights of any Group Company in any software product have been developed by employees or consultants of a Group Company who have assigned all their rights, title and interest to such Intellectual Property Rights to the Relevant Group Company.

(i)	All employees and consultants of the Group Companies have waived their moral rights (or rights of a similar nature) in connection with any work they have created.

(j)	No claim has been made by any current or past employee of a Group Company or any other person for compensation under the Patents Act 1977 or any other similar legislation in The Netherlands or elsewhere, and to the best of the Sellers’ knowledge, information and belief, no grounds for such claims exist.

(k)	All maintenance fees payable in respect of all registered Intellectual Property Rights owned by any Group Company have been paid.

(l)	No rights or license over the source code of any products of any Group Company have been granted at any time by any Group Company.

(m)	Third party software products that are embedded in or used with the software products of any Group Company have only been embedded or used in accordance with the relevant third party licences for such third party software.

(n)	All third party software products embedded in or used with the software products of a Group Company have been disclosed as part of the Data Room Information and/or the Disclosure Letter.

3.8 Marketing Information

(a)	All Marketing Information used by any Group Company is owned by or is the subject of a valid grant of rights to that Group Company and is not subject to any restriction which materially and adversely affects that Group Company’s ability to use it for the purposes of its business.

(b)	No Group Company has disclosed or is obliged to disclose any Marketing Information of a confidential nature to any person other than its employees and sub-contractors.

(c)	To the best of Sellers’ knowledge, no Group Company is in breach of any agreement under which any Marketing Information was or is to be made available to it.

3.9 Office equipment

All vehicles and office equipment owned or used by each Group Company:

(i)	are in good repair and condition (subject to fair wear and tear);

3.10	(ii) (iii) (iv) Insurance	are in satisfactory working order; have been properly serviced and maintained; and are not surplus to that Group Company’s requirements.

(a)	All the assets and undertaking of each Group Company of an insurable nature (including but not limited to the Properties) are and have at all material times been insured in amounts representing their full replacement or reinstatement value against fire and other risks normally insured against by persons carrying on the same classes of business as those carried on by that Group Company and each Group Company is now and has at all material times been adequately covered against accident, damage, injury, third party loss, loss of profits and other risks normally covered by insurance.

(b)	Complete and correct particulars of the outstanding claims under each Group Company’s insurance policies are set out in the Disclosure Letter and:

(i)	all such claims have been notified to the relevant insurer in accordance with the terms of the relevant policy;

(ii)	all such claims have been accepted as payable in full by the relevant insurer; and

(iii)	the aggregate loss represented by all such claims does not exceed the amount of insurance available to satisfy them under the relevant insurance policies.

3.11 Business names

No Group Company carries on business under a name other than its own corporate name.

3.12 No powers of attorney

No Group Company has granted any power of attorney or similar authority which remains in force.

3.13 Systems compliance

All hardware and software supplied by the Supplier and/or the Group Companies and all other procedures (whether automated or not) (the “Systems”) are Date Compliant and Euro Compliant.

For the purposes of this warranty:

“Date Compliant” means that neither the advent of the year 2000 nor any subsequent date change have had any impact upon the performance or functionality of the Systems up to and including the date of this Agreement and neither the year 2000 date change nor any subsequent date change will have any impact on the performance or functionality of the Systems after that date.

“Euro Compliant” means that during and after the introduction of any new currency in connection with European Economic and Monetary Union:

(a)	all functions (including, without limitation, the input, processing and presentation of financial data) currently performed or capable of being performed by the Systems are (and will continue to be) capable of being performed in, and in relation to, both any existing currency and any new currency so introduced, as accurately and efficiently as before such introduction and without interruption or adverse change to efficiency or user operation and without incurring additional costs;

(b)	the Systems will enable compliance with all legal requirements under legislation enacted at the date of this Agreement (irrespective of the time from which such requirements come into force) applicable to any such new currency in any jurisdiction (including, without limitation, Council Regulation (EC) No. 1103/97): and

(c)	the Systems will display and incorporate in all relevant forms, screen layouts and printouts all symbols and codes currently adopted by any government or any other European Union body in relation to any such new currency.

4. TAXATION

“Taxation” or “Tax” means any form of taxation, duty, impost, levy, tariff in the nature of taxation imposed by any country (or any territory, state, municipality or any other political sub-division thereof) whether or not any such taxation, duty, impost, levy or tariff arises in respect of actual or deemed, gross or net income, profit, gain, value, receipt, payment, sale, use, issue of capital, transfer, acquisition or production of assets, occupation, franchise, value added, property or right and any penalty, charge, surcharge, fine or interest payable in connection with any such taxation, duty, impost, levy or tariff;

“Tax Authority” means any authority or body, in any jurisdiction and whether national or otherwise having the power or authority to collect or impose Tax;

“Tax Statute” means any primary or secondary statute, instrument, enactment, order, law, by-law or regulation in any jurisdiction imposing Tax;

Each of the statements below is true and accurate in relation to the Company:

(a)	to the extent required by applicable principles generally accepted in the appropriate jurisdiction, provision or reserve was made in the Accounts in respect of every primary or secondary liability to Tax (including deferred tax) for which the Company was or is liable or accountable whether or not the Company has had or may have any right of reimbursement or recovery against another person;

(b)	all notices, returns, computations and registrations of the Company for the purposes of Taxation which the Company is required to file in respect of any period ending on or before the Completion Date have been made punctually and on a proper basis and are correct in all material respects and so far as the Sellers are aware none of them is the subject of any dispute with any Tax Authority;

(c)	all Taxation which the Company is liable to pay (including without limitation advance and installment payments of Taxation) or withhold prior to Completion has been or will be so paid or withheld prior to Completion;

(d)	all obligations to withhold or make payments of Tax or to make returns to any Tax Authority with respect to any remuneration or benefits provided to employees of the Company have to the extent required by law been complied with in all material respects and no liability to Tax has arisen or will before Completion arise to the Company by virtue of any employee owning or having at any time prior to Completion any interest in or right to acquire any shares, stock, options or other securities in the Company;

(e)	the Company has properly made all deductions, withholdings and retentions required to be made in respect of any actual or deemed payment made or benefit provided on or before Completion and, to the extent required by law, has accounted for all such deductions, withholdings and retentions on or before Completion to each relevant Taxation Authority and complied with all its obligations under Taxation Statute in connection with such deductions, withholdings and retentions;

(f)	the Company has not paid or become liable to pay any penalty, fine, surcharge or interest in relation to Taxation in respect of any period ending within 3 years of the Completion Date;

(g)	no charge to Tax will arise to the Company as a result of the Company ceasing to be a member of any group or consolidation of companies for Tax purposes in connection with this agreement;

(h) the Company has never been a member of any fiscal unity in The Netherlands;

(i)	all particulars which have been furnished to any Tax Authority by the Company or on its behalf in connection with an application for clearance or consent were accurate in all material respects and any transaction carried out in reliance of such clearance or consent has been carried into effect only in accordance with the terms of the relevant clearance or consent;

(j)	the Company is in possession of all books and records and other information that it reasonably requires to fulfill its obligations in relation to Tax and all records which the Company is required to keep for Taxation purposes or which would be reasonably needed to substantiate any claim made or position taken in relation to Taxation by the Company have been duly kept;

(k)	the Company is registered for value added tax in The Netherlands and the United Kingdom (but is not a member of a group of any companies which comprise a group registration) and has complied with all statutory provisions, rules, regulations, orders and directions in respect of any value added tax, has promptly submitted accurate returns, maintains such records as it is required by law to maintain, and has never been subject to any interest, forfeiture, surcharge or penalty;

(l)	the Company is not and has never been registered for value added tax in any country other than The Netherlands and the United Kingdom;

(m)	the Company is and has always been resident for Tax purposes in the United Kingdom and has a permanent establishment in The Netherlands and has never carried on any trade, business or other activity (in each case through a branch or permanent establishment) other than in The Netherlands which trade, business or activity qualified as a taxable presence in any other country than The Netherlands on the basis of local tax legislation of the other country and the applicable tax treaty for the avoidance of double taxation between the United Kingdom and the other country;

(n)	there have been and are no circumstances or transactions to which the Company is or has been a party such that a liability to stamp duty or other transfer tax on any documents or instruments of transfer on which that Company must rely to enforce any right is or could become payable by the Company after Completion;

(o)	so far as the Sellers are aware, the Company has not in the last 3 years been subject to any investigation or non-routine audit or visit by any Tax Authority;

(p)	there have been, are no and will not be any circumstances in existence prior to Completion or transactions entered into before Completion whereby the Company or any member of the Purchaser’s Group is or will become liable for any liability to Taxation which is a primary liability of the Sellers or any affiliate of the Sellers;

(q)	there are no circumstances in existence prior to the Completion Date which will cause any Tax Authority to deny or defer relief for payments of interest paid by the Company to any person other than a member of the Purchaser’s Group, and no such relief has been denied in fact;

(r)	there have been no rulings by any Tax Authority in The Netherlands which relate to the Company nor any correspondence with any Tax Authority which relates to the residence of the Company;

(s)	the Company is a close company in the United Kingdom as defined in section 414 of the Taxes Act but has never been a close investment holding company as defined in section 13A of the Taxes Act;

(t)	no loan or advance has been made or waived or debt incurred or assigned whether by or to the Company as a result of which section 419 of the Taxes Act has applied or applies to the Company and there is no agreement or arrangement for such loan advance or debt to be made, waived, incurred or assigned and no such loan advance or debt will be outstanding at Completion;

(u)	the Company has never made a distribution or transfer of value or disposition to which sections 418 of the Taxes Act and 94 of the Inheritance Tax Act 1984 applied or applies and there has been no alteration of the share or loan capital of the Company as a result of which section 98 of the Inheritance Tax Act applied or applies;

(v)	neither the assets nor the shares of the Company are subject to any charge by virtue of section 237 of the Inheritance Tax Act 1984 and no person has the power under section 212 of the Inheritance Tax Act 1984 to raise any capital transfer tax or inheritance tax by sale or mortgage of, or a terminable charge on, any of the Company’s assets or shares.

5. PROPERTY

(a)	The Property is the only property used or occupied by any Group Company and such Property is occupied pursuant to the terms of the lease disclosed in the Data Room Information which remains in force.

(b)	No Group Company has breached the terms of the lease for the Property and all payments of rent are up to date.

(c) The lease for the Property has been properly registered.

6. EMPLOYEES

6.1 Interpretation

In this section of this schedule headed “Employees”:

“Relevant Period” means, unless otherwise expressly provided, the three years before the date of this Agreement.

“Representative Body” means any association, trade union, works council or any other body or persons representing any of the Group Companies’ workers.

“Retirement/Death/Disability Benefit” means any pension, lump sum, gratuity or other like benefit given or to be given on retirement or on death, or in anticipation of retirement, or, in connection with past service, after retirement or death, or to be given on or in anticipation of or in connection with any change in the nature of the service of the worker in question or given or to be given on or in connection with the illness, injury or disability of, or suffering of any accident by, a worker.

“worker” means all employees, including directors and officers of any Group Company.

6.2 Particulars disclosed

Full particulars or, in the case of a document, a copy of the following have been provided in the Data Room Information:

(a)	names of all the workers of each Group Company, any person who has accepted an offer of employment made by any Group Company but whose employment has not yet started and of any worker who has given, or who has been informed that termination of his employment by the court is being or will be requested;

(b)	the terms and conditions on which the persons referred to in (a) above are employed or have been offered employment including without limitation:

1) their emoluments;

2) the rate of their emoluments as at the Emoluments Date;

3)	any arrangement or practice under which any worker may receive, or any former worker has during the Relevant Period received, any payment, whether contractual, customary or discretionary by reference to his own performance or the performance of the whole or any part of the business of any Group Company;

4)	any arrangement or practice regarding redundancy payments, whether contractual, customary or discretionary, above or on top of the payment that may be amended by a court;

(c) any agreement for the secondment to any Group Company of any person;

(d)	any agreement for the provision of any consultancy service or the service of personnel to any Group Company;

(e)	any written employment practice or policy operated in relation to any Group Company’s workers or any group of them, whether contractual, customary or discretionary; and

(f)	any loan or other financial assistance provided to any worker, or past or prospective worker, of any Group Company which is outstanding.

6.3 Workers

(a)	There is no Representative Body in existence which is involved with, or is connected to, or is responsible for, any of the employees of any Group Company.

(b)	Each Group Company has complied with its obligations to applicants for employment, its workers and former workers.

(c)	On Completion, no Group Company will employ or have any obligation to employ or have seconded to it any other person other than the persons who have been disclosed pursuant to paragraph 6.2.

(d)	No proposal, assurance or commitment has been communicated to any person regarding any change to his terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit or any customary or discretionary arrangement or practice and no negotiations have commenced for any such matter.

(e)	All subsisting contracts of employment and any agreements referred to in paragraph 6.2 to which any Group Company is a party are terminable by it on four months’ notice.

(f)	No Group Company has any contractual liability to pay compensation for loss of office or employment or a redundancy payment to any present or former worker or to make any payment for breach of any agreement referred to in the paragraph headed “Particulars disclosed” and no such sums have been paid (whether pursuant to a legal obligation or ex gratia) since the Accounts Date.

(g)	There is no term of employment for any worker of any Group Company which provides that a change in control of any Group Company entitles the worker to treat the change of control as amounting to a breach of the contract or entitling him to any payment, additional period of notice or other benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

(h)	Except in respect of reimbursement of out of pocket expenses and normal accruals of emoluments after the Accounts Date, no sum is owing or promised to any worker of any Company or under any Agreement referred to in the paragraph entitled “Particulars disclosed”.

(i)	No change has been made in the rate of the emoluments of any worker of any Group Company in the 12 month period before Completion.

6.4 Disputes, investigations and collective redundancies

(a)	No claim in relation to the Group Companies’ workers or former workers has been made or threatened against any Group Company or against any person whom any Group Company or any Seller is or may be liable to compensate or indemnify.

(b)	No enquiry or investigation affecting any Group Company or has been made or threatened by the Commission for Racial Equality, the Equal Opportunities Commission or the Commission for Equal Treatment (Commissie voor Gelijke Behandeling), or any health and safety enforcement body in respect of any act, event, omission or other matter arising out of or in connection with:

(i) any application for employment by any person; or

(ii)	the employment (including terms of employment, working conditions, benefits and practices) or termination of employment of any person;

and no Seller is aware of any circumstance which may give rise to any such claim or investigation.

(c)	There is not, and during the Relevant Period there has not been, any industrial action affecting any Group Company and no Seller is aware of any circumstance which might give rise to industrial action.

(d)	No worker of any Group Company has within the Relevant Period been involved in any criminal proceedings relating to the business of any Group Company and no Seller is aware of any circumstances which are likely to give rise to any such proceedings.

(e)	No Seller is aware of any circumstance which might give rise to any Group Company becoming a party to any such agreement or becoming involved in any such dispute or proceedings as is mentioned in paragraph 6.4.

6.5 Pension Arrangements

No worker of any Group Company has a pension plan arranged by a Group Company, with the exception of two employees as set fort in the Disclosure Letter. Details of such pension arrangements (including costs) are also set out in the Disclosure Letter.

SCHEDULE 6

LIMITS ON WARRANTY CLAIMS

1. Exclusions

The Sellers shall not be liable in respect of a Warranty Claim:

(a)	for which provision is made, or of which the payment or discharge is reflected, in the Accounts; or

(b)	which would not have arisen but for a change in legislation announced after Completion (whether relating to taxation, rates of taxation or otherwise) or the withdrawal of any extra statutory concession previously made by the Inland Revenue or other taxing authority (whether or not the change purports to be effective retrospectively in whole or in part); or

(c)	which would not have arisen but for a change after Completion in the accounting bases upon which any Group Company values its assets (other than a change made in order to comply with UK GAAP);

(d)	for which the Purchaser is compensated as a result of a claim under the Tax Deed;

(e) for which payment is received under an insurance policy; or

(f)	which has been fairly disclosed in the Disclosure Letter or in the Data Room Information; or

(g)	which is for any indirect or consequential loss or damage or punitive damage including any loss of profits, business or anticipated savings, whether arising from negligence, breach of contract or otherwise on the part of the Purchaser; or

(h)	which relates to facts or circumstances that occurred after Completion (but which did not originate or have a cause that occurred before Completion) other than through the negligence, misrepresentation, fraud, or dishonesty of the Sellers (or any of them or their agents or advisors) or a breach by the Sellers (or any of them) of clause 10.1 of the Agreement).

2. Threshold

The Sellers shall not be liable in respect of any Warranty Claim unless the amount of all Warranty Claims, when aggregated with any and/or all claims made under the Tax Deed (or all such claims which might have been made but for the previous operation of this paragraph or the corresponding provision in the Tax Deed), exceeds $10,000, in which case the whole amount may be recovered by the Purchaser.

3. Aggregate limit

Except as provided in this schedule, the maximum aggregate liability of the Sellers in respect of the Warranties and under the Tax Deed shall not exceed seventy percent (70%) of the Warranty Liability Amount.

That limit on the maximum aggregate liability of the Sellers shall be increased by:

(i)	any amount received by any Seller under the paragraph below headed “Recovery from third parties”; and

(j)	the amount of any interest payable by any Seller in respect of any late payment under this Agreement or the Tax Deed.

4. Time limits

The liability of the Sellers in respect of the Warranties shall terminate (but without prejudice to the rights and obligations of the parties under the Tax Deed):

(a)	on the seventh anniversary of Completion in respect of those matters set out in Part D (Taxation) of Schedule 5 and any other matters so far as they relate to taxation; and

(b)	two (2) years after Completion in respect of all other matters contained in Schedule 5.

except in respect of any Warranty Claim of which notice is given to the Sellers or the Sellers’ Solicitors before the relevant date. The liability of the Sellers in respect of any Warranty Claim shall in any event terminate if proceedings in respect of it have not been commenced within twelve (12) months of service of notice of that Warranty Claim unless the Sellers shall have assumed conduct of the claim in question in accordance with the provisions of this schedule or the Tax Deed.

5. Notice of Warranty Claims

(a)	At the date hereof, other than as set forth in the Disclosure Letter the Purchaser declares not to be aware of any matter which could lead to liability of the Seller in respect of a Warranty Claim.

(b)	If the Purchaser or any of the Group Companies becomes aware of a matter which is likely to give rise to a Warranty Claim, the Purchaser shall give notice of the relevant facts to the Sellers as soon as reasonably practicable after becoming aware of those facts.

(c) The foregoing shall not affect any indemnification obligation of the Sellers.

6. Conduct of third party claims

If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability to a third party (a “Third Party Claim”), then (subject to the provisions of the Tax Deed in relation to any matter which is the subject of a claim under it) the Sellers may elect to assume the conduct of any appeal, dispute, compromise or defence of the Third Party Claim and of any incidental negotiations on the following terms:

(a)	the Sellers shall first indemnify and secure the Purchaser and the relevant Group Company to the Purchasers reasonable satisfaction against all liabilities, charges, costs and expenses which they may incur in taking any such action as the Sellers may require;

(b)	the Purchaser shall procure the relevant Group Company to make available to the Sellers such persons and all such information as the Sellers may reasonably require for assessing, contesting, appealing or compromising the Third Party Claim;

(c)	the Purchaser shall procure that the relevant Group Company takes such action to contest, appeal or compromise the Third Party Claim as may be requested by the Sellers and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the approval of the Sellers;

(d)	the Sellers shall keep the Purchaser promptly informed of the progress of the Third Party Claim and provide the Purchaser with copies of all relevant documents and such other information in their possession as may be requested by the Purchaser; and

(e)	but nothing in this paragraph shall require the Purchaser to do anything which in the reasonable opinion of the Purchaser would be prejudicial in any material respect to the goodwill of the business of any Group Company or any member of the Purchaser Group or to their commercial interests as the owner of any such business.

7. Mitigation

Nothing in this Agreement shall be deemed to relieve the Purchaser from any duty whether in common law or otherwise to mitigate any loss or damage incurred by it as a result of any breach of the Warranties.

8. Recovery from third parties

This paragraph applies if:

(a)	any Seller makes a payment (excluding any interest on a late payment) in respect of a Warranty Claim (the “Damages Payment”); and

(b)	within twelve (12) months of the making of the relevant payment any Group Company or the Purchaser receives any sum other than from another Seller which would not have been received but for the circumstance which gave rise to that Warranty Claim (the “Third Party Sum”); and

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d)	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Purchaser in full for the loss or liability which gave rise to the Warranty Claim in question, such excess being the “Excess Recovery”.

If this paragraph applies, the Purchaser shall, promptly on receipt of the Third Party Sum by it or the relevant Group Company, repay to that Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment, after deducting (in either case) all costs incurred by the Purchaser or the relevant Group Company in recovering the Third Party Sum and any taxation payable by the Purchaser or any Group Company by virtue of its receipt.

9. Scope of limitations

Nothing in this schedule or in the Disclosure Letter shall qualify or limit the liability of the Sellers in relation to:

(a) those Warranties set out in paragraphs 1.3 and 1.12 of Schedule 5; or

(b)	any Warranty Claim attributable to the fraud, dishonesty or wilful concealment on the part of the Sellers or their agents or advisers.

SCHEDULE 7

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This schedule consists of a description of the conduct of the parties prior to the closing of the transaction.

SCHEDULE 8

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This schedule consists of a description of the closing procedures

SCHEDULE 9

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. This schedule would consist of a description of the calculation of the Net Cash Balance in circumstances where such calculation was necessary at closing; however, no such calculation was necessary in connection with the closing.